SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 11, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On June 11, 2013, Navios Maritime Acquisition Corporation (the “Company”) announced that the Nave Titan, a new building MR2 product tanker vessel of 49,999 dwt, was delivered on June 10, 2013 from a South Korean shipyard. The Nave Titan has been chartered out for three years at a rate of $13,825 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $15,306 net per day plus 50% profit sharing. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On June 14, 2013, the Company announced that its publicly traded warrants (exercisable for one share of common stock at an exercisable price of $7.00 per share) will expire and not be exercisable after 5:00 p.m., New York City time, on June 25, 2013. As the Company’s publicly traded units contain a warrant, units will no longer exist upon the expiration of the warrants and holders of the units will hold only the shares of common stock. Trading in the warrants and units on the NYSE was suspended after the close of business on June 19, 2013. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: June 20, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated June 11, 2013

99.2	Press Release dated June 14, 2013